NEWS RELEASE

Symbol: GTVCF: OTCBB

February 3, 2010, Vancouver, BC - Globetech Ventures Corp. (the "Company") is pleased to announce that, it has arranged a non-brokered private placement of up to 4,000,000 units at a price of $0.02 per unit for gross proceeds of up to $80,000.

Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant may be exercisable for a period of three years to acquire an additional common share of the Company at a price of $0.03 per share purchase warrant. The common shares, and share purchase warrants issued under this financing will be subject to a 4 month hold period from the date of closing.

Finder's fees in the form of cash and/or securities will be paid or issued at a rate of 8%.

  ON BEHALF OF THE BOARD

         Casey Forward
  Casey Forward, President

Suite 1130 - 789 West Pender St., Vancouver, BC V6C 3G2, Tel: (604) 669-9330